Exhibit 99.2

Interim condensed consolidated
financial statements of
LeddarTech Holdings Inc.

(Unaudited)

For the three months ended December 31, 2024 and 2023

Unaudited interim condensed consolidated statement of financial position	1

Unaudited interim condensed consolidated statement of changes in shareholders’ deficiency	2

Unaudited interim condensed consolidated statement of loss and comprehensive loss	4

Unaudited interim condensed consolidated statement of cash flows	6

Notes to the unaudited interim condensed consolidated financial statements	7–28

i

LeddarTech Holdings Inc.

Interim condensed consolidated statements of financial position
(in Canadian dollars)
(Unaudited)
[going concern uncertainty – note 1]

	Notes	December 31, 2024	September 30, 2024
		$	$
Assets
Current assets
Cash		17,733,753	5,269,084
Trade receivable and other receivables		1,504,184	1,489,402
Government assistance and R&D tax credits receivable		1,256,623	1,287,468
Inventories		—	467,344
Prepaid expenses		3,031,871	1,545,267
Total current assets		23,526,431	10,058,565
Property and equipment		1,213,029	1,336,604
Right-of-use assets		1,720,172	1,907,356
Intangible assets		5,471,398	5,569,683
Prepaid financing fees		195,489	55,014
Total non-current assets		8,600,088	8,868,657
Total assets		32,126,519	18,927,222

Liabilities and shareholders’ deficiency
Current liabilities
Accounts payable and accrued liabilities		14,047,564	13,887,269
Contract liability	13	7,194,500	—
Conversion option	5	599,993	6,008
Derivative warrant liability	6	2,513,147	629,506
Bridge loans	5	16,169,151	9,913,619
Current portion of lease liabilities		655,111	663,920
Current portion of government grant liabilities	7	897,792	829,216
Total current liabilities		42,077,258	25,929,538
Long-term debt	5	86,278,352	79,306,811
Lease liabilities		1,517,763	1,536,440
Government grant liabilities	7	822,352	789,127
Total non-current liabilities		88,618,467	81,632,378
Total liabilities		130,695,725	107,561,916

Shareholders’ deficiency
Capital stock	8	561,474,499	546,149,389
Reserve – warrants		2,682,115	2,682,111
Reserve – stock options	9	6,087,161	5,747,571
Other component of equity		955,863	955,863
Deficit		(669,768,844)	(644,169,628)
Equity (deficiency) attributable to owners of the capital stock of the parent		(98,569,206)	(88,634,694)
Total shareholders’ deficiency		(98,569,206)	(88,634,694)
Total liabilities and shareholders’ deficiency		32,126,519	18,927,222

Commitments (note 14); Subsequent events (note 15)

See accompanying notes

On behalf of the Board:

Director

Director

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ deficiency
 (in Canadian dollars)
(Unaudited)
[going concern uncertainty – note 1]

	Notes	Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
		$	$	$	$	$	$	$	$
Balance as at September 30, 2024		546,149,389	2,682,111	5,747,571	955,863	(644,169,628)	(88,634,694)	—	(88,634,694)
Shares issuance	8	297,188	—	(1,339,100)	—	868,726	(173,186)	—	(173,186)
Standby Equity Purchase Agreement (SEPA)	8	15,027,888	—	—	—	—	15,027,888	—	15,027,888
Stock-based compensation	9	—	—	1,678,690	—	—	1,678,690	—	1,678,690
Warrants exercised	8	34	4	—	—	442	480	—	480
Net loss and comprehensive loss		—	—	—	—	(26,468,384)	(26,468,384)	—	(26,468,384)
Balance as at December 31, 2024		561,474,499	2,682,115	6,087,161	955,863	(669,768,844)	(98,569,206)	—	(98,569,206)

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of changes in shareholders’ equity (deficiency)
 (in Canadian dollars)
(Unaudited)
[going concern uncertainty – note 1]

	Notes	Capital stock	Reserve – warrants	Reserve – stock options	Other component of equity	Deficit	Equity (deficiency) attributable to owners of the capital stock of the parent	Non- controlling interests	Total shareholders’ equity (deficiency)
		$	$	$	$	$	$	$	$
Balance as at September 30, 2023		452,246,204	670,703	31,659,392	2,869,188	(480,333,695)	7,111,792	(9,206,016)	(2,094,224)
Share issued upon exercise of PIPE warrants	8	2,059,081	—	—	—	—	2,059,081	—	2,059,081
Dividend in share	8	22,960,000	—	—	—	(22,960,000)	—	—	—
Business combination	3	65,372,812	—	117,246	—	—	65,490,058	—	65,490,058
Stock-based compensation	9	—	—	—	506,774	—	506,774	—	506,774
Financing fees – credit facilities modification	5	—	1,643,714	—	—	—	1,643,714	—	1,643,714
Net loss and comprehensive loss		—	—	—	—	(60,141,447)	(60,141,447)	(302,312)	(60,443,759)
Exercise of call option		57,724	—	—	(2,431,688)	(7,134,364)	(9,508,328)	9,508,328	—
Balance as at December 31, 2023		542,695,821	2,314,417	31,776,638	944,274	(570,569,506)	7,161,644	—	7,161,644

See accompanying notes

LeddarTech Holdings Inc.

Interim condensed consolidated statements of loss and comprehensive loss
 (in Canadian dollars)
(Unaudited)
[going concern uncertainty – note 1]

For the three months ended December 31,		2024	2023
	Notes	$	$
Continuing operations
Revenues
Services		51,878	52,000
		51,878	52,000
Operating expenses
Marketing and product management		952,641	1,198,487
Selling		395,418	752,504
General and administrative		4,778,438	4,420,237
Research and development costs (net of R&D tax credits of $121,000 in 2024 and $82,176 in 2023)		5,465,396	2,677,689
Stock based compensation	9	1,678,690	(5,985,250)
Listing expense	3	—	59,139,572
Transaction costs	3	—	1,761,747
		13,270,583	63,964,986
Loss from operations		(13,218,705)	(63,912,986)
Other (income) costs
Loss on fixed assets disposal		46,940	—
Finance costs (income), net	12	13,746,884	(2,422,558)
Loss before income taxes from continuing operations		(27,012,529)	(61,490,428)
Income taxes		135	—
Net loss and comprehensive loss from continuing operations		(27,012,664)	(61,490,428)

Discontinued operations
Net income and comprehensive income from discontinued operations	4	544,280	1,046,669

Net loss and comprehensive loss		(26,468,384)	(60,443,759)
Attributable to:
Non-controlling interests		—	(302,312)
Equity holders of the parent		(26,468,384)	(60,141,447)

Interim condensed consolidated statements of loss and comprehensive loss
(continued)

(in Canadian dollars)

(Unaudited)
[going concern uncertainty – note 1]

	Notes	2024	2023
		$	$
Earnings per share
Net loss per common share, basic and diluted	10	(0,84)	(16,76)
Weighted average common shares outstanding, basic and diluted	10	31,483,617	3,587,572

Earnings per shares for continuing operations
Net loss from continued operations per common share, basic and diluted		(0,86)	(17,06)
Weighted average common shares outstanding, basic and diluted		31,483,617	3,587,572

LeddarTech Holdings Inc.

Interim condensed consolidated statements of cash flows
(in Canadian dollars)
(Unaudited)
[going concern uncertainty – note 1]

For the three months ended December 31,		2024	2023
	Notes	$	$
Operating activities
Net loss from continuing operations		(27,012,664)	(61,490,428)
Net income from discontinued operations	4	544,280	1,046,669
Net loss		(26,468,384)	(60,443,759)
Adjustments to reconcile net loss to net cash flows:
Write-down of inventories		115,356	11,241
Depreciation of property and equipment		188,374	222,621
Depreciation of right-of-use assets		187,184	124,818
Amortization of intangible assets		165,134	137,112
Listing expense		—	59,139,572
Finance costs, net	12	13,167,165	(2,373,295)
Transaction costs		—	416,903
Loss on bridge loan	5	(3,213,567)	—
Stock-based compensation		1,678,690	(5,985,250)
Foreign exchange loss		3,889,140	509,860
		(10,290,908)	(8,240,177)
Net change in non-cash working capital items	11	4,863,884	(13,333,715)
Net cash flows related to operating activities		(5,427,024)	(21,573,892)

Investing activities
Additions to property and equipment		(64,799)	(15,091)
Additions to intangible assets		(66,849)	(2,859,836)
R&D tax credit received		—	1,522,306
Finance income received	5	51,472	109,807
Net cash flows related to investing activities		(80,176)	(1,242,814)

Financing activities
Standby Equity Purchase Agreement (SEPA)	8	14,417,833	—
Bridge loan issuance	5	3,808,667	—
Debt issuance	5	—	29,506,254
Interest paid on credit facility and other loan	5	(39,423)	(1,078,453)
Exercise of warrants	5	476	337
Debt issuance costs		—	(9,645)
Cash acquired from a reverse asset acquisition	3	—	19,477,645
Repayment principal amount of lease liabilities		(157,286)	(357,989)
Interest paid on lease liability		(58,398)	91,654
Net cash flows related to financing activities		17,971,869	47,629,803

Effect of foreign exchange on cash		—	(681,501)

Net increase (decrease) in cash		12,464,669	24,131,596
Cash, beginning of year		5,269,084	5,056,040
Cash, end of year		17,733,753	29,187,636

See accompanying notes

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

1.	Reporting entity, nature of operations and going concern uncertainty

Reporting entity

On June 12, 2023, LeddarTech Holdings Inc., a company incorporated under the laws of Canada entered into the Business Combination Agreement, as amended on September 25, 2023 (the “BCA”), by and among LeddarTech Holdings Inc., Prospector Capital Corp., a Cayman Islands exempted company (“Prospector”), and LeddarTech Inc., a corporation existing under the laws of Canada.

Unless otherwise indicated and unless the context otherwise requires, “LeddarTech” or “the Company”, at all times prior to consummation of the Business Combination, refers to LeddarTech Inc. and its consolidated subsidiaries, and at all times following consummation of the Business Combination, refers to LeddarTech Holdings Inc. and its consolidated subsidiaries.

Refer to Note 3, Acquisition of Prospector Capital Corp., for additional information on the amalgamation of the Company on December 21, 2023.

These unaudited interim condensed consolidated financial statements are comprised of the accounts of LeddarTech and its wholly owned subsidiaries and the prior period amounts are those of LeddarTech, which continued as the operating entity under the same name following the amalgamation.

The Company’s subsidiaries are as follows:

	Place of incorporation	Proportion of ownership interest held by the Company
Name of subsidiary	and operation	December 31, 2024
LeddarTech USA Inc	U.S.	100%
LeddarTech (Shenzhen) Sensing Technology Co., Ltd	China	100%
Vayavision Sensing, Ltd. (“Vayavision”)	Israel	100%
LeddarTech Germany GmbH	Germany	100%

The Company’s head office is located at 240-4535, boul. Wilfrid-Hamel, Québec City, Québec,

G1P 2J7, Canada.

Nature of operations

The Company delivers high-performance AI automotive software that enables the market to deploy Advanced Driver Assistance Systems (“ADAS”) features. The main target markets are automotive ADAS and AD applications for OEMs, automotive system integrators that are direct suppliers to OEMs, Tier 1 suppliers and Tier 2 suppliers. The Company operates under one operating segment.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

1.	Reporting entity, nature of operations and going concern uncertainty (continued)

Going concern uncertainty

These interim condensed consolidated financial statements were prepared on a going concern basis, which presumes the Company will continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations. In its assessment to determine if the going concern assumption is appropriate, management considers all data available regarding the future for at least, without limiting to, the next twelve months from the date of the interim condensed consolidated financial statements.

The Company has an accumulated deficit of $670,066,032 as at December 31, 2024, and, for the three months ended December 31, 2024, incurred a net loss $26,468,384 and net cash outflows related to operating and investing activities amounting to $6,897,091 and $193,408, respectively. As at December 31, 2024, the Company had a cash balance of $17,733,753 and an outstanding credit facility of $30,625,000 with a maturity date of January 31, 2026.

Based on cash flow projections, the Company does not expect to have sufficient cash resources in the coming year ending September 30, 2025, to develop its technology, to fund its operations and to comply with its credit facility covenants as renewed.

The ability of the Company to fulfill its obligations and finance its future activities depends on its ability to raise capital and the continuous support of its creditors. The Company has historically been successful in raising capital through issuances of equity and debt and refinancing its credit facilities (refer to Note 5). Consequently, the Company believes its effort to raise sufficient funds to support its activities will be successful. However, there can be no certainty as to the ability of the Company to achieve successful outcomes to these matters. This indicates the existence of a material uncertainty that raises substantial doubt about the ability of the Company to continue as a going concern.

The accompanying interim condensed consolidated financial statements do not purport to give effect to adjustments, if any, to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern and be required to realize its assets and liquidate its liabilities in other than normal course of business.

These interim condensed consolidated financial statements were approved for issue by the Company’s Audit Committee on February 10, 2025.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

2.	Summary of material accounting policies

Statement of compliance

These unaudited interim condensed consolidated financial statements for the three months ended December 31, 2024 and 2023 have been prepared in accordance with IAS 34, “Interim Financial Reporting” as issued by the International Accounting Standards Board (“IASB”). The same accounting policies and methods of computation are followed in the unaudited interim condensed financial statements as compared with the most recent annual financial statements. They do not include all of the financial statement disclosures required for annual financial statements and should be read in conjunction with the Company’s audited consolidated financial statements for the year ended September 30, 2024 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Company’s financial position and performance since the last annual financial statements.

Change in material judgment

Development costs

The Company capitalized product development costs based on management’s judgment of market potential and its technical and financial ability to complete commercialization. During the first quarter of fiscal year 2025, these costs no longer meet the criteria for capitalization.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

3.	Acquisition of Prospector Capital Corp.

On December 21, 2023, the Company completed a plan of arrangement pursuant to a BCA with Prospector and LeddarTech Holdings Inc. Pursuant to the plan of arrangement and BCA, Prospector amalgamated with LeddarTech Holdings Inc., a wholly owned subsidiary of the Company which was incorporated for the purpose of effecting the business combination, to form “Amalco”. Also pursuant to the plan of arrangement, after the preferred shares of LeddarTech converted into common shares of LeddarTech, Amalco acquired all of the issued and outstanding common shares of LeddarTech from LeddarTech’s shareholders in exchange for common shares of Amalco, and LeddarTech and Amalco amalgamated. The Transactions are accounted for as a reverse asset acquisition in accordance with IFRS 2, Share-Based Payment (“IFRS 2”) since Prospector does not meet the definition of a business in accordance with IFRS 3, Business Combinations (“IFRS 3”).

On closing, the Company accounted for the fair value of the common shares issued to Prospector shareholders at the market price of Prospector's publicly traded common shares on December 21, 2023. The fair value of the Class A non-voting special shares was determined using an option pricing model that considers the vesting terms of the instruments issued, which are subject to a seven-year vesting pursuant to which such Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. As part of the amalgamation, the Company acquired cash, accounts payable and accrued liabilities and warrant liabilities. The difference between the fair value of the consideration paid over the fair value of the identifiable net assets of Prospector represents a service for the listing of the Company and is recognized as a listing expense in the interim condensed consolidated statement of loss and comprehensive loss.

The following table reconciles the fair value of elements of the Transactions:

$
Fair value of consideration transferred
8,770,930 common shares	55,257,187
2,031,250 Class A non-voting special shares	10,115,625
65,372,812
Fair value of assets acquired and liabilities assumed
Cash	19,477,645
Accounts payable and accrued liabilities	(11,497,830)
Warrant liability (1)	(1,746,575)
Balance, as at September 30, 2023	6,233,240
Listing expense	59,139,572

(1)	Warrant liability includes Public Warrants, Private Warrants and Vesting Sponsor Warrants. See Note 8 for additional information.

For the three months ended December 31, 2024, the Company expensed $Nil in transaction costs (three months ended December 31, 2023 - $1,761,747).

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

4.	Discontinued operations

In September 2024, the Company ceased its Modules operations. The results of operations and cash flows related to this business are reclassified as discontinued operations in the consolidated statements of loss and comprehensive loss and cash flows as follows:

Interim condensed consolidated statements of loss and comprehensive loss	For the three months ended December 31
	2024	2023
	$	$
Revenue
Products	1,009,366	1,636,731
Services	24,118	16,441
Other	121,186	—
	1,154,670	1,653,172
Cost of sales	669,314	400,825
Gross profit	485,356	1,252,349

Operating expenses
Research and development costs, net	37,722	205,680
	37,722	205,680
Income (loss) from operations	447,634	1,046,669

Other (income) costs
Gain on fixed assets disposal	(96,646)	—
Income before income taxes	544,280	1,046,669
Income taxes
Net income and comprehensive loss from discontinued operations	544,280	1,046,669

Earnings per share
Net income (loss) per common share, basic and diluted	0,02	0,29
Weighted average common shares outstanding, basic and diluted	31,483,617	3,587,572

Interim condensed consolidated statements of cash flows	For the three months ended December 31
	2024	2023
	$	$
Cash flows related to operating activities	390,571	654,540
Cash flows related to investing activities	—	—
Cash flows related to financing activities	—	—
Cash flows (used in) provided by discontinued operations	390,571	654,540

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

5.	Bridge loans and long-term debt

The following table details the maturities and weighted average interest rates related to long-term debt as at September 30 and December 31, 2024:

	Final	Weighted average effective interest rate	December 31, 2024	September 30, 2024
	maturity	%	$	$
Convertible loan (a)	2028	23.36	45,554,434	40,309,902
Credit facility (b)	2026	14.14	29,017,492	28,229,902
Term loan	2030	33.65	11,706,426	10,767,007
Bridge loan(c)	2025	US Base rate + 4.0%	16,169,151	9,913,619
Total debt		21,48	102,447,503	89,220,430
Current portion of long-term debt			16,169,151	9,913,619
Long-term debt			86,278,352	79,306,811

a)	Convertible loan

On June 12, 2023, concurrently with the execution of the BCA described in Note 3, LeddarTech entered into a subscription agreement (the “Subscription Agreement”) with certain investors, including investors who subsequently joined the Subscription Agreement (the “PIPE Investors”), pursuant to which the PIPE Investors agreed to purchase secured convertible notes of LeddarTech (the “PIPE Convertible Notes”) in an aggregate principal amount of at least US$43.0 million (the “PIPE Financing”).

The PIPE Convertible Notes are denominated in US Dollars with a term of 60 months after issuance of Tranche B. They bear interest at a rate of 12% compounded annually and added to the principal amount of the notes. The PIPE Convertible Notes include a conversion option allowing the holders of the PIPE Convertible Notes, at any time before maturity, to convert the outstanding principal amount into Common Shares using a conversion price of US$10.00 per Common Share.

PIPE Investors in certain tranches of the PIPE Convertible Notes received at the time of issuance of such notes warrants to acquire Class D-1 preferred shares of LeddarTech (the “Class D-1 Preferred Shares” and the warrants, the “PIPE Warrants”) exercisable at the cost of US$0.01 per share.

The PIPE Convertible Notes are secured by a hypothec in the amount of US$60,000,000 over the universality of the Company’s movable assets, present and future, ranking after the security of Credit Facility (Note 5b). The Agreement contains customary covenants that provide for, among other things, limitations on indebtedness and fundamental changes and reporting requirements.

The PIPE Convertible Notes represent a hybrid financial instrument with a conversion option requiring separation. The debt host portion (the “Host”) of the instrument is classified at amortized cost, whereas the conversion option embedded derivative is classified at fair value through profit and loss (“FVTPL”).

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

5.	Bridge loans and long-term debt (continued)

	Host Amortized cost	Conversion option FVTPL	Total
	$	$	$
Balance, September 30, 2024	40,310,037	6,008	40,316,045
Interest accretion	2,515,667	-	2,515,667
Fair value of conversion options	-	593,985	593,985
Foreign exchange	2,728,730	-	2,728,730
Balance, December 31, 2024	45,554,434	599,993	46,154,427

The PIPE Convertible Notes and Warrants were issued in tranches. Upon issuance of each tranche, the proceeds were initially allocated to the warrants, when applicable, and conversion option. The carrying amount of the debt is then initially determined by deducting the transaction fees and the fair value of the conversion option and warrants from the proceeds received.

The fair value of the conversion option embedded derivative and the warrants were determined using the Black-Scholes option pricing model.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

5.	Bridge loans and long-term debt (continued)

b)	Amendments to the Credit Facility

A series of amendments were made to the Credit Facility on October 13, 2023, October 20, 2023, October 31, 2023, December 8, 2023, July 5, 2024, July 26, 2024, August 5, 2024 and August 16, 2024. These amendments modify the existing terms in order to (i) extend the latest date on which the Tranche B of the SPAC Offering must be funded to December 22, 2023, (ii) extend the date on which the payment of interest for the months of October and November 2023 may be made, (iii) reduce the gradually the Available Cash requirement from $5.0 million at all times after the DE-SPAC date to $250,000 until August 14, 2024. and (iv) to increase the aggregate principal amount of the PIPE financing to a minimum of $44,000,000.

In conjunction with the Credit Facility October 2023 Amendments, the Company issued warrants to purchase Company Common Shares at $0.01 per share, which warrants will be assumed by the Company and exercisable for 250,000 Company Common Shares at $0.01 per share.

The warrants may be exercised, in whole or in part, for a period of five years following completion of the Business Combination and will be subject to a lock-up with one third being released four months after closing, another third being released eight months after closing and the final third being released 12 months after closing.

The warrants were recorded as a reduction of the Credit Facility, with a corresponding increase in Reserve – Warrants in Equity of $1,643,714.

During the year ended September 30, 2024, 250,000 common shares were issued following the exercise of those warrants on May 28, 2024. The corresponding balance in Reserve – Warrants in Equity of $1,643,714 was reclassified to Capital Stock.

Following the latest amendments to the Credit Facility, the payments of interest for the month of July 2024 to October 2024 are postponed to the earlier of the Short-Term Outside date and November 15, 2024.

The Company must pay a monthly fee of $125,000 per month starting July 5th, 2024 until the Short-Term Outside Date. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) the earlier of (i) the Short-Term Outside Date and (ii) November 15, 2024 will be due at the earlier date of (i) the Short-Term Outside Date and (ii) November 15, 2024. Following the Short-Term Outside Date and until the Borrower provides Desjardins with a recapitalization plan in form and substance satisfactory to Desjardins, a monthly fee in the amount of $75,000 will be earned and payable on the first day of each month.

On December 6, 2024, in connection with the collaboration and license agreements with TI and the advanced royalty payments provided thereunder (the “TI Pre-paid Royalty Fee”), LeddarTech entered into a fourteenth amendment of its Credit facility with Desjardins pursuant to which Desjardins has agreed to, among other things: (i) temporarily postpone payment of interest for a certain period of time, and (ii) temporarily suspend the minimum cash covenant until the earlier of (a) December 13, 2024, and (b) the date of disbursement to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee.

As of December 31, 2024, unpaid interests of $1,578,849 were recorded as accrued liabilities and unpaid fees of $625,000 were recorded as an increase of the credit facility balance.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

5.	Bridge loans and long-term debt (continued)

c)	Bridge loans

In August 2024, LeddarTech closed a bridge financing in an aggregate principal amount of US$9.0 million (the “Bridge Loans”) issuable in two tranches. Tranche 1 of the Bridge Loan was issued in August 2024 at a discount of 25% for an aggregate amount of US$6,222,667, of which US$4,222,667 is convertible (the “Convertible Bridge Loan”) and US$2,000,000 is not convertible (the “Non-Convertible Bridge Loan”).

The Company also received in August 2024, additional Bridge Loans in an aggregate amount of approximately US$334,000 from certain members of management and the board of directors (collectively).

Also, on October 15, 2024, the Tranche 2 of the Bridge Financing was issued for an aggregate amount of US$2.8 million composed of US$0.9 million in Non-Convertible Bridge Loan and US$1.9 million in Convertible Bridge Loan. The Bridge Loans are denominated in US Dollars and repayable at maturity on November 15, 2024. The Bridge Loans bear interest at US base rate +4% calculated on the discounted balance, compounded monthly and added to the principal amount.

The Convertible Bridge Loan includes the following material conversion and settlement options available to the holder:

●	Maturity conversion option: The holder of the Convertible Bridge Loan can convert at maturity the outstanding principal amount into Common Shares using a conversion price of $5.00 per Common Share.

●	Automatic conversion: Upon an offering on the Nasdaq Global Market for aggregate gross proceeds of US$35,000,000 or more, the outstanding principal amount will automatically be converted into securities of such offering with a value equivalent to 112.5% of the outstanding principal amount.

●	Optional conversion: Upon an offering on the Nasdaq Global Market for aggregate gross proceeds of less than US$35,000,000, the holder of the Convertible Bridge Loan can convert the outstanding principal amount into securities of such offering with a value equivalent to 112.5% of the outstanding principal amount.

●	The Convertible Bridge Loan also includes redemption mechanisms in the event of a change of control or an event of default.

Upon any offering on the Nasdaq Global Market, the Company is required to repay immediately the Non-Convertible Bridge Loan. The Non-Convertible Bridge Loan is classified at amortized cost.

On December 6, 2024, in connection with the collaboration and license agreements with TI and the advanced royalty payments provided thereunder (the “TI Pre-paid Royalty Fee”), LeddarTech entered into a second amendment of the Bridge Financing modifying among other things, the maturity of the bridge loan to December 13, 2024, which date will automatically be extended upon the disbursement by TI to LeddarTech of the full first instalment of the TI Pre-paid Royalty Fee, to the earlier of (a) January 31, 2025 and (b) the business day following the Short-Term Outside Date.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

5.	Bridge loans and long-term debt (continued)

The Convertible Bridge Loan represents a hybrid financial instrument with embedded derivatives requiring separation. The Company has elected to classify the entire instrument at fair value through profit and loss (“FVTPL”).

The fees were allocated in proportion of the amount of the Convertible Bridge Loan and the Non-Convertible Bridge Loan.

	Non-Convertible Bridge Loan Amortized cost	Convertible Bridge Loan FVTPL	Total
	$	$	$
Balance, September 30, 2024	3,059,996	6,853,623	9,913,619
Issuance of Tranche 2	1,218,895	2,589,772	3,808,667
Gain on debt extinction	(1,038,521)	(2,175,046)	(3,213,567)
Interest accretion	1,619,281	—	1,619,281
Fair value adjustment	—	3,124,296	3,124,296
Foreign exchange	292,084	624,771	916,855
Balance, December 31, 2024	5,151,735	11,017,416	16,169,151

6.	Warrant liability

	As at December 31, 2024
	Number	$
Public and Private Warrants	16,049,080	2,309,302
Vesting Sponsor Warrants	1,416,670	203,845
	17,465,750	2,513,147

Upon close of the acquisition of Prospector, the Company assumed through the Transactions, public warrants, private warrants and vesting sponsor warrants (“Public Warrants”, “Private Warrants” and “Vesting Sponsor Warrants”, collectively "the Prospector Warrants") in connection with the BCA and plan of arrangement (Note 3).

The Warrants each entitle their holders to purchase one common share at an exercise price of US$11.50 per common share, which is variable in $CDN. Accordingly, they are classified as a liability rather than equity as the Warrants do not meet the ‘fixed for fixed’ requirement. The Public and Private Warrants are exercisable and will expire on December 21, 2030. The Vesting Sponsor Warrants are identical to the Public and Private Warrants, except that the Vesting Sponsor Warrants will be deemed vested in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing. None of the Vesting Sponsor Warrants are redeemable by the Company.

The Warrants were initially recorded at their fair value (Note 3). The fair value of the Warrants is reassessed at the end of each reporting period with subsequent changes in fair value recognized through profit or loss. The Public Warrants are considered a level 1 financial instrument as the valuations at the end of each reporting period are based on the trading price of the Public Warrants on the Nasdaq, which are quoted and observable market prices. The Private Warrants are a level 2 financial instrument, as the valuations are based on the quoted and observable market prices of the

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

6.	Warrant liability (continued)

Public Warrants. The Vesting Sponsor Warrants are a level 3 financial instrument, as the valuations are based on the quoted and observable market prices of the Public Warrants but also unobservable data.

The following table details the changes in warrant liability between December 21, 2023 and December 31, 2024:

$
Balance, as at September 30, 2024	629,506
Revaluation of warrant liability	1,883,641
Balance, as at December 31, 2024	2,513,147

7.	Government grant liabilities

$
Balance, as at September 30, 2024	1,618,343
Accretion interest expense	60,460
Foreign exchange loss	41,342
Balance, as at December 31, 2024	1,720,145

Current	897,792
Non-current	822,353

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

8.	Capital stock

The Company is authorized to issue an unlimited number of common shares, without par value, an unlimited number of Class A Non-Voting Special Shares, Class B Non-Voting Special Shares, Class C Non-Voting Special Shares, Class D Non-Voting Special Shares, Class E Non-Voting Special Shares and Class F Non-Voting Special Shares and an unlimited number of preferred shares issuable in series.

Following the consummation of the Business Combination, there were approximately (i) 28,770,930 Common Shares outstanding; (ii) 2,031,250 Class A Non-Voting Special Shares outstanding, (iii) 999,963 Class B Non-Voting Special Shares outstanding, (iv) 999,963 Class C Non-Voting Special Shares outstanding, (v) 999,963 Class D Non-Voting Special Shares outstanding, (vi) 999,963 Class E Non-Voting Special Shares outstanding, (vii) 999,963 Class F Non-Voting Special Shares outstanding, and (viii) no preferred shares outstanding.

Common shares

	Number of Shares	Amount $
Balance, as at September 30, 2024	30,203,676	513,073,764
Issuance of shares under SEPA	6,595,000	15,027,888
Issuance of shares (RSU) (304,973 shares net of withholding tax consideration)	191,093	297,188
Exercise of warrants	30	34
Balance, as at December 31, 2024	36,989,799	528,398,874

Issuance of common shares

In December 2024, the Company issued 191,123 common shares following the exercise of warrants and the exercise of RSU (Note 9).

Standby Equity Purchase Agreement

On April 8, 2024, the Company entered into a Standby Equity Purchase Agreement (the “SEPA”) with YA II PN, Ltd. (“Yorkville”) for a period of 3 years, or on the date on which the Investor shall have made payment pursuant to the Commitment Amount. Pursuant to the SEPA, assuming satisfaction of certain conditions and subject to the limitations set forth in the SEPA, the Company will have the right from time to time, but not the obligation, to issue and sell to Yorkville up to $50.0M (the "Commitment Amount”) of its common shares. The Company also agreed to pay Yorkville a commitment fee equal to 0.75% of the Commitment Amount. During the three months ended June 30, 2024,166,696 common shares were issued to cover the commitment fee.

In December 2024, the Company issued 6,595,000 common shares under the SEPA agreement, generating net proceeds of $14.4 million.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

8.	Capital stock (continued)

Exercise of call option

As of November 1, 2023, the Company exercised its call option to acquire its remaining participation in Vayavision. Per the original Share Purchase Agreement (“SPA”) conditions, the purchase of the Vayavision of Common shares was paid in exchange of Common Shares of the Company, based on a determined ratio and already detailed in the SPA.

This transaction resulted in an increase in the Company’s interest in Vayavision from 60.0% to 100.0% and was accounted for as an equity transaction. The purchase price of $57,724 was equity-settled. As a result, the carrying value of (i) non-controlling interests of $9,508,328 and (ii) the related other component of equity of $2,431,688 were reversed leading to a reduction of deficit of $7,134,364.

Special Shares

Upon close of the acquisition of Prospector, the Company issued through the Transactions, 2,031,250 Class A non-voting special shares having a value of $10,115,625 to Prospector Sponsor in connection with the BCA and plan of arrangement (Note 3).

The Class A non-voting special shares will vest and convert into common shares, in equal thirds upon the volume weighted average price of the common shares exceeding US$12.00, US$14.00 and US$16.00, respectively, for any 20 trading days within any consecutive 30 trading day period commencing at least 150 days following the closing.

On December 21, 2023, LeddarTech shareholders were issued 4,999,815 Earnout Non-Voting Special Shares of an aggregate fair value of $22,960,000 consisting of the following:

●	999,963 Class B Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $12.00; or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $12.00 per Common Share;

●	999,963 Class C Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $14.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $14.00 per Common Share;

●	999,963 Class D Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) on any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period commencing at least one hundred and fifty (150) days following the Closing Date, the Common Shares achieve a VWAP of greater than $16.00 or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $16.00 per Common Share;

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

8.	Capital stock (continued)

●	999,963 Class E Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company enters into its first customer contract with an OEM (or with a Tier-1 who has a contract with an OEM and meets the same conditions) that represents a design win for the Company for an OEM series production vehicle that will create at least 150,000 units a year in volume for its fusion and perception products or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share; and

●	999,963 Class F Non-Voting Special Shares all of which shall automatically convert to an equal number of Common Shares if (y) the Company (i) sends out its first undisputed invoice for payment for product delivery for OEM installation against a contract with an OEM (or with a Tier-1 who has a contract with an OEM) needing in excess of 150,000 units a year in volume for its fusion and perception products and (ii) appropriately books that invoice as revenue in accordance with IFRS requirements or (z) there occurs any Change of Control Transaction with a valuation of the Common Shares that is greater than $10.00 per Common Share.

The Earnout Non-Voting Special Shares are valued at per share amounts ranging from $3.78 (US$2.84) to $5.22 (US$3.93) based on option pricing models that considers the vesting terms of the instruments issued and the following weighted average assumptions:

Fair value of the underlying share	US$4.74
Exercise price	—
Risk-free interest rate	3.23%
Expected volatility	60%
Expected life	7 years
Dividend yield	0%

As at December 31, 2024, the following shares were issued and outstanding:

	Number of Shares	Amount $

Common shares	36,989,799	528,398,874
Class A preferred shares	2,031,250	10,115,625
Class B preferred shares	999,963	5,220,000
Class C preferred shares	999,963	4,970,000
Class D preferred shares	999,963	4,740,000
Class E preferred shares	999,963	4,250,000
Class F preferred shares	999,963	3,780,000
	44,020,864	561,474,499

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

9.	Stock-based compensation

M-option

Preceding closing of the acquisition of Prospector (Note 3), pursuant to the Plan of Arrangement, each of 12,577 M-Options have been exchanged for an option to purchase one common shares of the Company.

The replacement options have an exercise price of $0.01. The M-option redemption feature was not carried to the replacement option and as a result, the replacement options are classified as equity.

Upon replacement of the award, the fair value of the option of $117,246 was recognised in reserve – stock option and the redeemable stock option liability of $6,102,496 was reversed, resulting in a gain on modification of stock options of $5,985,250 in the interim condensed consolidated statement of loss.

Stock-based compensation related to the BCA

On May 1st, 2023, the Company entered into an agreement with a service provider regarding the BCA described in note 3. The agreement implies, upon the completion of the BCA, a transaction fee payable in exchange of a number of common shares of the Company equivalent to US$700,000. During the first quarter of 2024, a portion ($506,774) of the transaction fee was recognized as transaction costs in the interim condensed consolidated statement of loss, with a counterparty in Other components of equity.

During the year ended September 30, 2024, 198,684 common shares were issued in conjunction with this agreement to settle a transaction fee payable. As a result, an amount of $615,057 was reclassified from Other components of equity to Capital Stock and an amount of $329,217 was reclassified from Other components of equity to contributed surplus.

Equity Incentive Plan

Immediately prior to the acquisition of Prospector, the Company adopted an Equity Incentive Plan (the “Plan”) for certain qualified directors, executive officers, employees and consultants. This Plan continues in full force and effect as the Company equity incentive plan following the Company Amalgamation. The number of shares available for issuance under the Plan shall not exceed at any time 5,000,000 shares.

The Plan provide for the grant of unvested Company Common Shares, (i) share options (“options”), (ii) restricted share units (“RSUs”), (iii) deferred share units (“DSUs”) and (iv) performance share units (“PSUs”). Various vesting conditions may apply to each award and may include continued service, performance and/or other conditions.

Following the adoption of the new equity incentive and the grants of the first awards of this Plan, the Company closed off the reserve stock option balance related to the previous equity incentive plan, in the deficit.

(i) Options

The Company has a stock option plan as part of the incentive plan in which options to purchase common shares are issued to officers and key employees. Under this plan the options will vest between the grant date and March 2028.

Options are expensed over the vesting period. The related compensation expense is included in the stock-based compensation expense.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

9.	Stock-based compensation (continued)

(i) Options

The Company has a stock option plan as part of the incentive plan in which options to purchase common shares are issued to officers and key employees. Under this plan the options will vest between the grant date and March 2028.

Options are expensed over the vesting period. The related compensation expense is included in the stock-based compensation expense.

For the three months ended December 31, 2024, movements in outstanding options were as follow:

	Number of stock options	Exercise price(1) $
Balance, as at September 30, 2024	1,438,600	2,84
Granted	—	—
Forfeited	(30,000)	—
Balance, as at December 31, 2024	1,408,600	2,84

(1)	Weighted average exercise price

The compensation expense with respect to the Options plan amount to $576,907.

(ii) RSUs

The Company has an RSU as part of the incentive plan for management and key employees. Under this plan, RSUs will vest between the grant date and March 2028 to employees who are still employed by the Company on the exercise date.

RSUs are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the three months ended December 31, 2024, movements in outstanding RSUs were as follow:

Three months ended December 31, 2024 Number of units
Balance, as at September 30, 2024	1,606,169
Granted	54,950
Forfeited	(147,050)
Exercised	(304,973)
Balance, as at December 31, 2024	1,209,096

The compensation expense with respect to the RSU plan amounts to $739,482

For the three months ended December 31, 2024, 304,973 RSU were exercised and converted into a corresponding number of common shares.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

9.	Stock-based compensation (continued)

(iii) PSUs

The Company has a PSU plan as part of the incentive plan for management and key employees. Under this plan, PSUs generally vest over a period of four years to employee who are still employed by the Company on the exercise date.

PSUs are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the three months ended December 31, 2024, movements in outstanding PSUs were as follow:

Three months ended December 31, 2024
Number of units
Balance, as at September 30, 2024	733,080
Granted	—
Forfeited	(28,800)
Balance, as at December 31, 2024	704,280

The compensation expense with respect to the PSU plan amounts to $362,301.

(iv) Warrants

The Company has a Warrants plan as part of the incentive plan for management and key employees. Under this plan, Warrant generally vests immediately to the directors who are still employed by the Company on the exercise date.

Warrants are expensed on an earned basis. The related compensation expense is included in stock-based compensation expense.

For the three months ended December 31, 2024, movements in outstanding Warrants were as follow:

Three months ended December 31, 2024 Number of units
Balance, as at September 30, 2024	449,013
Granted	—
Balance, as at December 31, 2024	443,013

The compensation expense with respect to the Warrants plan amounts to $Nil.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

10.	Loss per share

Basic loss per share is calculated by dividing the loss attributable to equity holders of the parent by the weighted average number of common shares outstanding.

The following table reflects the calculation of net loss attributable to equity holders of the parent and the computation of basic and diluted loss per share for the periods indicated:

	Three months ended December 31,
	2024	2023
	$	$

Loss from continuing operations attributable to equity holders of the parent	(27,012,664)	(61,188,116)
Gain from discontinuing operations attributable to equity holders of the parent	544,280	1,046,669
Loss attributable to equity holders of the parent	(26,468,384)	(60,141,447)

Weighted average number of common shares basic and diluted	31,483,617	3,587,572
Basic and diluted loss from continuing operations, per common share	(0,86)	(17,05)
Basic and diluted gain from discontinuing operations, per common share	0,02	0,29
Basic and diluted loss per common share	(0,84)	(16,76)

The effect of dilution from outstanding stock options, convertible preferred stocks, credit facility, convertible loans, warrants, put and call options and contingent consideration payable were excluded from the calculation of the weighted average number of common shares for diluted loss per common share for the three months ended December 31, 2024 and 2023 as they are antidilutive.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

11.	Additional information included in the consolidated statement of cash flows

Changes in non-cash working capital items:

	Three months ended December 31,
	2024	2023
	$	$
Trade receivable and other receivables	(14,782)	1,566,588
Government assistance and R&D tax credits receivable	30,845	62,754
Inventories	351,988	(271,644)
Prepaid expenses	(1,486,604)	(3,522,378)
Prepaid financing fees	(140,475)	—
Accounts payable and accrued liabilities	(1,071,588)	(10,709,982)
Contract liability	7,194,500	—
Provisions	—	(459,054)
	4,863,884	(13,333,716)

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

12.	Finance costs, net

	Three months ended December 31,
	2024	2023
	$	$
Interest expenses (income)
Interest income	(51,472)	(109,807)
Interest expense on term loan (Note 5)	939,419	673,475
Interest expense on lease liabilities	46,264	71,039
Interest expense on credit facility (Note 5)	1,058,697	1,166,622
Interest expense on convertible notes (Note 5)	2,515,667	1,204,228
Interest expense on other loan (Note 5)	—	9,645
Interest expense on bridge loans (Note 5)	1,619,281	—
Interest expense on short term liability	39,224	—
Accretion and remeasurement of government grant liability (Note 7)	60,460	61,980
Accretion of note payables	229,032	—
SEPA issuance cost	537,777	—
Gain on bridge loan modification	(3,213,567)	—
Non-capitalizable financing costs	723,719	—
Capitalized borrowing costs	—	(2,320,533)
	4,504,501	756,649
Loss (gain) on revaluation of instruments carried at fair value
Warrant liability (Note 6)	1,883,640	(240,736)
Bridge loans	3,124,296	—
Conversion option (Note 5)	594,120	(2,722,547)
	5,602,056	(2,963,283)
Other
Gain on lease modification	—	(166,661)
Bank charges	5,188	18,452
Foreign exchange loss (gain)	3,635,139	(67,715)
	3,640,327	(215,925)

Finance costs, net	13,746,884	(2,422,558)

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

13.	Strategic collaboration agreement and a software license agreement

On December 9, 2024, the Company announced that LeddarTech and Texas Instruments (“TI”) have entered into a strategic collaboration agreement and a software license agreement to enable a comprehensive, integrated platform solution for ADAS an AD markets. Under the license agreement, TI has agreed to make advanced royalty payments to catalyse joint commercialization.

The agreement outlines a total payment of US$9.89 million in advance royalties, with the potential for additional royalties over time. An initial payment of US$5.0 million was received by the Company on December 12, 2024. A subsequent payment of US$3.0 million USD was received on January 7th, 2025 following the completion of the demonstrator during the Consumer Electronics Show in Las Vegas. The final US$1.89 million will be contingent upon the execution of a client contract with an original equipment manufacturer (OEM).

The consideration received in advance from TI was recorded as contract liabilityuntil the Company fulfills its related obligations.

14.	Commitments

Other than commitments related to the leases and the long-term debts, the Company is committed to minimum amounts under long-term agreements for license and telecommunications and office equipment, which expire at the latest in 2025. The commitments are detailed in the annual consolidated financial statements for the year ended September 30, 2024.

15.	Subsequent events

(i) Amendments to Credit Facility and Bridge Financing Offer

On February 3, 2025, the Company announced that it has entered into:

●	a fifteenth amending agreement (the “Fifteenth Amending Agreement”) with Desjardins with respect to the amended and restated financing offer dated as of April 5, 2023, pursuant to which Desjardins has agreed to, among other things, (1) temporarily postpone payment of interest for the months of July through December 2024 until the earlier of (i) the date of the final disbursement of one or several equity investments in the borrower for minimum gross proceeds amount of US$35,000,000 in the aggregate (the “Short-Term Outside Date”), and (ii) February 28, 2025; and (2) temporarily reduce the minimum cash covenant under the Desjardins Credit Facility to $1,000,000 until the earlier of (i) the Short-Term Outside Date, and (ii) February 28, 2025, and a minimum cash balance of $5,000,000 at all times after such date;

●	a third amending agreement (the “Third Amending Agreement”) Bridge Lenders with respect to the Bridge Financing Offer dated as of August 16, 2024 pursuant to which the Bridge Lenders have agreed to, among other things, extend the maturity of the bridge loan to the earlier of (i) February 28, 2025 and (ii) the business day following the Short-Term Outside Date.

The Fifteenth Amending Agreement to the Desjardins Credit Facility also provides for a monthly payment by LeddarTech to Desjardins of $125,000, which monthly fee is earned and payable on the first day of each month, until the Short-Term Outside Date, which must occur on or prior to February 28, 2025. The payment of the monthly fees applicable for the month of August 2024 and for the months up until (and including) January 2025 is postponed to the earlier of (i) the Short-Term Outside Date, and (ii) February 28, 2025.

LeddarTech Holdings Inc.
Notes to the unaudited interim condensed consolidated financial statements
(in Canadian dollars)
Three months ended December 31, 2024

15.	Subsequent events (continued)

(ii) OEM Design Win for LeddarVision ADAS Solution

On February 3, 2025, LeddarTech announced that the Company has been selected by one of the world’s leading commercial vehicle OEMs (original equipment manufacturers) to be the fusion and perception software supplier for their ADAS program for 2028 model year vehicles.

LeddarTech revenue from this design win is expected to begin in 2025 for engineering services, with per-vehicle royalty revenue anticipated in late 2027. While project work is to commence immediately, the arrangement remains subject to the parties entering into definitive agreements.

(iii) Listing Transfer to the Nasdaq Capital Market

On February 5, 2025, the Company announced that it has received approval from the Nasdaq Stock Market (“Nasdaq”) to transfer the listing of its securities from the Nasdaq Global Market to the Nasdaq Capital Market. The Company’s Common Shares and publicly traded warrants will continue to trade under the symbols “LDTC” and “LDTCW,” respectively. The transfer of the Company’s listing to the Nasdaq Capital Market is not expected to have any impact on trading in the Company’s securities.

This transfer took effect on February 6, 2025.

As previously disclosed, the Company received notifications from Nasdaq indicating the Company had failed to comply with certain continued listing requirements for the Nasdaq Global Market. In connection with the transfer of its listing to Nasdaq Capital Market, the Company had either cured such deficiencies or met the applicable standards on the Nasdaq Capital Market and will be subject to robust Nasdaq Capital Market listing standards going forward.